UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Inari Medical, Inc.

(Name of Subject Company (Issuer))

Eagle 1 Merger Sub, Inc.

(Name of Filing Person (Offeror))

A wholly owned subsidiary of

Stryker Corporation

(Name of Filing Person (Parent of Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45332Y109

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Stryker Corporation

1941 Stryker Way

Portage, Michigan 49002

(269) 385-2600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Seth H. Katz

Scott R. Williams

Sally Wagner Partin

Sidley Austin LLP

One South Dearborn

Chicago, Illinois 60603

(312) 853-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 1 (“Amendment No. 1”) to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO (together with the exhibits thereto, the “Schedule TO”) originally filed on January 17, 2025 by Stryker Corporation, a Michigan corporation (“Parent”), and Eagle 1 Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Offeror”). This Amendment No. 1 and the Schedule TO relate to the offer by Offeror to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Inari Medical, Inc., a Delaware corporation (“Inari”), for $80.00 per Share, net to the seller in cash, without interest and subject to any applicable tax withholding (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 17, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 1 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1.

Items 1 through 9, and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(a)	“The Offer—Section 15—Conditions to the Offer” of the Offer to Purchase is amended by adding a new paragraph at the end of such section to read as follows:

“The Offer Condition relating to the expiration or termination of the waiting period pursuant to the HSR Act applicable to the purchase of Shares pursuant to the Offer and the consummation of the Merger has been satisfied. The Offer continues to be subject to the remaining Offer Conditions.”

(b)

The second full paragraph on page 54 of the Offer to Purchase in “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights—Regulatory Matters—U.S. Antitrust” is deleted in its entirety and replaced with the following paragraph:

“Each of Parent and Inari filed all required Notification and Report Forms pursuant to the HSR Act with respect to the Offer, the Merger, and the other transactions contemplated by the Merger Agreement with the Antitrust Division and the FTC on January 17, 2025. As of 11:59 p.m., New York City time, on February 3, 2025, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Offer to Purchase. See “Section 15—Conditions to the Offer.””

(c)

“The Offer—Section 16—Certain Legal Matters; Regulatory Approvals; No Stockholder Approval; Appraisal Rights” of the Offer to Purchase is amended by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph of such section:

“Legal Proceedings Relating to the Tender Offer

New York Stockholder Litigation

On January 29, 2025, Catherine Coffman, a purported stockholder of Inari, filed a lawsuit against Inari and the Inari Board in the Supreme Court of the State of New York, captioned Coffman v. Inari Medical, Inc. et al., Index No. 650551/2025 (the “Complaint”). The Complaint alleges that the Schedule 14D-9 misrepresents and/or omits material information and, as a result, asserts causes of action against all defendants for (i) negligent misrepresentation and concealment in violation of New York common law; and (ii) negligence in violation of New York common law. The Complaint seeks, among other things, (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement until the alleged omitted material information has been disclosed; (ii) rescission or actual and punitive damages in the event the transactions contemplated by the Merger Agreement are consummated; and (iii) an award of plaintiff’s expenses, including attorneys’ and experts’ fees.

In addition to the Complaint, as of February 3, 2025, Inari has received 15 demand letters from purported Inari stockholders generally alleging disclosure deficiencies in connection with the disclosures associated with the transactions contemplated by the Merger Agreement (collectively, the “Demand Letters”).

Inari has also informed Offeror that the defendants believe that the allegations and claims asserted in the foregoing Complaint and Demand Letters, as applicable, are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. It is possible that additional, similar complaints or demand letters may be filed against, or received by, Inari, the Inari Board, Parent or Offeror, or that the Complaint or Demand Letters will be amended. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, Parent and Offeror will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2025

EAGLE 1 MERGER SUB, INC.

By:	/s/ Tina S. French
Name: Tina S. French
Title: Vice President and Corporate Secretary

STRYKER CORPORATION

By:	/s/ J. Andrew Pierce
Name: J. Andrew Pierce
Title: Group President, MedSurg and Neurotechnology